UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*

                           Gulfport Energy Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    402635304
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                                 (CUSIP Number)

                               September 15, 1999
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             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed;

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                      Page 2 of 4 Pages

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1.       Names of Reporting Persons:  Mark Liddell

         I.R.S. Identification Nos. of above persons (entities only):
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2.       Check the Appropriate Box if a member of a Group (See instructions)

         (a)  [  ]
         (b)  [  ]
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3.       SEC Use Only
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4.       Citizenship or Place of Organization:  USA
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Number of Shares                    5.       Sole Voting Power: 385,907

Beneficially by Owned by Each       6.       Shared Voting Power:

Reporting Person with:              7.       Sole Dispositive Power: 385,907

                                    8.       Shared Dispositive Power:

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 385,907
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
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11.      Percent of Class Represented by Amount in Row (9):  3.8%
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12.      Type of Reporting Person (See Instructions): IN
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CUSIP No.  402635304                                           Page 3 of 4 Pages

                            STATEMENT ON SCHEDULE 13G
Item 1.

        This statement on Schedule 13G relates to the common stock, par value $.50 per share ("Common Stock"), of Gulfport Energy Corporation, a Delaware corporation (the "Company"), and is filed by Mark Liddell ("Mr. Liddell"). Mr. Liddell is the President and a director of the Company. He holds 385,907 shares of Common Stock (the "Shares"), which he acquired in a Regulation D Offering conducted by the Company on September 15, 1999. Mr. Liddell acquired the Shares in exchange for cash and the conversion of debt of the Company held by him. He has not acquired the Shares with any purpose, or with the effect of, changing or influencing the control of the Company, or as a participant in any transaction having that purpose or effect.

         (a) Name of Issuer

                      Gulfport Energy Corporation

         (b) Address of Issuer's Principal Executive Offices

                      6307 Waterford Blvd.
                      Building D, Suite 100
                      Oklahoma City, OK 73118
Item 2.

         (a) Name of Person Filing

                      Mark Liddell

         (b) Address of Principal Business Office or, if none, Residence

                      6307 Waterford Blvd.
                      Building D, Suite 100
                      Oklahoma City, OK 73118

         (c) Citizenship

                      USA

         (d) Title of Class of Securities

                      Common Stock

         (e) CUSIP Number

                      402535304

Item 3.       Reporting Person

                      Not applicable.

CUSIP No.  402535304                                           Page 4 of 4 Pages

Item 4.       Ownership:

        See Items 5 through 11 on page 2 for Mr. Liddell. The Shares are held by Liddell Holdings, LLC, an Oklahoma limited liability company owned and managed solely by Mr. Liddell.

Item 5.       Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8.       Identification and Classification of Members of the Group.

        Not applicable.

Item 9.       Notice of Dissolution of Group.

        Not applicable.

Item 10.      Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   October 8, 1999                                 /s/ Mark Liddell
---------------------                           -------------------------
        Date                                           Mark Liddell